SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                        (Amendment No. ________________)*

                        NT Media Corp. of California, Inc.
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                                (Name of Issuer)

                         Common stock, par value $0.001
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                         (Title of Class of Securities)

                                   62940 W 102
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                                 (CUSIP Number)

                               Christian J. Mehringer
                 9229 Sunset Blvd., Suite 401, LA, CA  90069
                                 (310) 205-4825
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  April 17, 2001
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             (Date of Event Which Required Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with this statement. |_|

(A fee is not required only if the reporting person: (1) Has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                              CUSIP NO. 62940 W 102
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(1)  Names of reporting persons . . . . . . . . . . . . . Christian J. Mehringer
     S.S. or I.R.S. Identification Nos. of above persons  . .
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(2)   Check the appropriate box of a member of a group  . . . (a)
                      (see instructions)                      (b) X
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(3)   SEC use only . . . . . . . . . . . . . . . . . . . . . .

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(4)   Source of funds (see instructions) . . . . . . . . . . .OO

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(5)   Check if disclosure of legal proceedings is required
        pursuant to Items 2(d) or 2(e) . . . . . . . . . . . . n/a

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(6)   Citizenship or place of organization . . . . . . . . . .United States
.. . . . .
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Number of shares beneficially owned by each reporting person with:
     (7)   Sole voting power . . . . . . . . . . . . . . . . . 3,170,746

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     (8)   Shared voting power . . . . . . . . . . . . . . . .0

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     (9)   Sole dispositive power . . . . . . . . . . . . . . 3,170,746

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     (10) Shared dispositive power . . . . . . . . . . . . . .0

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(11) Aggregate amount beneficially owned by each
        reporting person . . . . . . . . . . . . . . . . . . . 3,170,746
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(12) Check if the aggregate amount in Row (11) excludes
        certain shares (see instructions) . . . . . . . . . .n/a

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(13) Percent of class represented by amount in Row (11) . .   10.6%
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(14) Type of reporting person (see instructions) . . . . . . .IN

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                                Page 2 of 5 Pages

Item 1.  Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D relates is the common stock, $0.001 par value (the "Issuer Common Stock") of NT Media Corp. of California, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 9229 Sunset Blvd., Suite 401, Los Angeles, CA 90069.


Item 2.  Identity and Background.

(a) This statement on Schedule 13D is filed on behalf of Christian J. Mehringer (the "Reporting Person") as the direct beneficial owner of shares of Issuer Common Stock.

(b) The Reporting Person is an individual and a resident of the State of California. The Reporting Person's address is 9229 Sunset Blvd., Suite 401, Los Angeles, CA 90069.

(c)      The  Reporting  Person is CEO,  NT Media  Corp.  of  California,  Inc.,
         diversified   entertainment  and  media  company,  9229  Sunset  Blvd.,
         Suite401, LA, CA 90069.

(d) During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or funding any violation with respect to such laws.

(f)      The citizenship of the Reporting Person is the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

Pursuant to a Share Exchange Agreement dated April 17, 2001, by and between the Issuer and Ecast Media Corporation, Inc. (the "Stock Exchange Agreement") 10,000,000 share of the Issuer's common stock, representing approximately 80% of the Issuer's outstanding common stock, were issued in exchange for all of the outstanding common stock of Ecast Media Corporation, Inc.. As part of the share exchange transaction, the Reporting Person acquired 1,321,144 of pre-split shares of Issuer common stock in exchange for his 180,000 shares of Ecast Media Corporation, Inc. common stock. Shares of Issuer common stock were subsequently forward split 2.4:1. Thus Mr. Mehringer's 180,000 shares of Ecast Media Corporation, Inc. common stock became 3,170,746 of Issuer common stock.








                               Page 3 of 5 Pages

Item 4.  Purpose of Transaction.

The  purpose  of  the   transaction  was  to  acquire  control  of  Ecast  Media
Corporation, Inc. and its business. As part of the above referenced share exchange transaction, the Reporting person received 1,321,144 of pre-split shares of Issuer common stock in exchange for his 180,000 shares of Ecast Media Corporation, Inc. common stock. Shares of Issuer common stock were subsequently forward split 2.4:1. Thus Mr. Mehringer's 180,000 shares of Ecast Media Corporation, Inc. common stock became 3,170,746 of Issuer common stock.

The Reporting Person owns the securities of the Issuer for investment purposes and may, depending upon the current events, including without limitation, the then-market conditions, the Issuer's results of operations, and the then-current general business climate, decide to increase or decrease its position in the Issuer.


At this time, the Reporting Person does not have any plans or proposals which may result or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)      An   extraordinary   corporate   transaction,   such   as   a   merger,
         reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer.

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those enumerated above.


                               Page 4 of 5 Pages

Item 5.  Interest in Securities of the Issuer.

(a)(b) Christian J. Mehringer beneficially owns an aggregate of 3,170,746 shares of the Issuer's common stock, representing approximately 10.6% of the total shares of common stock deemed outstanding. Mr. Mehringer has sole power to vote 100% of the 3,170,746 shares of the Issuer's common stock which he beneficially owns.

(c) Except with respect to the above, there have been no other transactions in the Issuer's securities effected by the Reporting Person.

(d) No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

(e)      Not applicable.


Item 6.  Contracts, Arrangements, Understanding or Relationships
         With Respect to Securities of the Issuer.

The Reporting  Person  does  not  have  any  contracts,   arrangements,
understandings or relationships with others with respect to the securities of the Issuer.


Item 7.  Material to be Filed as Exhibits.

The following documents are filed as exhibits:

         1. Stock Exchange Agreement dated April 17, 2001, between Issuer (f/k/a MVD, Inc.) and Ecast Media Corporation, Inc. (incorporated herein by reference to Exhibit 2.0 to Form 8-K filed by the Issuer on May 1, 2001).


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 17, 2002                       CHRISTIAN J. MEHRINGER,
                                              an individual


                                              By: /s/ Christian J. Mehringer
                                                  ----------------------
                                                  Christian J. Mehringer


                               Page 5 of 5 Pages